NESTLÉ S.A.

SHARE TRANSFER OFFICE

82-1252





05006593

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
US-Washington, DC 20549-0302
Mail Stop 3-2

YOUR REF. OUR REF. CHAM (SWITZERLAND) March 16, 2005

SUPPL

Ladies and Gentlemen,

Please find enclosed the following document of Nestlé S.A. (the "Company") :

- Invitation to the General Meeting of Shareholders

The Company hereby furnishes this document to the Commission under Rule 12g3-2(b) promulgated pursuant to the Securities Exchange Act of 1934, as amended.

Please do not hesitate to contact the undersigned (phone : +41 41 785 20 36; e-mail : stefan.heggli@ch05.nestle.com should you have any questions.

Yours sincerely,

Nestlé S.A.

Stefan Heggli

Enclosures

dlw 3/21



NESTLÉ S.A.

Cham and Vevey, March 15, 2005

Invitation to the General Meeting of Shareholders

Dear Sir or Madam,

We have the honour to invite you to the

138th Ordinary General Meeting of Shareholders

to be held on Thursday, April 14, 2005, at 3 p.m. at the "Palais de Beaulieu" in Lausanne, Switzerland.

Agenda and proposals

1 **Annual report; accounts of Nestlé S.A. and of the Nestlé Group; reports of the auditors**

1a 2004 annual report and accounts of Nestlé S.A.; report of the auditors
Proposal of the Board of Directors:
Approval of the 2004 annual report and of the accounts of Nestlé S.A.

1b 2004 consolidated accounts of the Nestlé Group; report of the Nestlé Group auditors
Proposal of the Board of Directors:
Approval of the 2004 consolidated accounts of the Nestlé Group

2 **Release of the Board of Directors and of the Management**
Proposal of the Board of Directors:
Release of the members of the Board of Directors and of the Management

3 **Decision on the appropriation of profit resulting from the balance sheet of Nestlé S.A.**
Proposal of the Board of Directors:

Retained earnings		
Balance brought forward from 2003	CHF	615 026
Profit for the year 2004	CHF	2 844 070 921
	CHF	2 844 685 947
Proposed appropriations		
Transfer from the special reserve	CHF	(343 000 000)
Dividend for 2004, CHF 8.– per share on 387 351 812 shares	CHF	3 098 814 496
Dividend for 2004, CHF 8.– per share on 3 273 793 shares reserved for the option rights which may be exercised in the year 2005, on 3 524 490 shares to cover warrants and on 4 262 759 shares held for trading purposes	CHF	88 488 336
	CHF	2 844 302 832
Balance to be carried forward	CHF	383 115

4 **Proposed amendments to the Articles of Association submitted by certain shareholders**
Based on the formal requirements of Art. 20 of the Articles of Association of Nestlé S.A. and on Art. 699 para. 3 of the Swiss Code of Obligations, Ethos – Swiss Investment Foundation for Sustainable Development, Geneva, and five shareholders represented by it (collectively, the "Ethos Group") propose the following amendments to the Articles of Association. The position of the Board of Directors of Nestlé S.A. is set forth below under the relevant agenda items.

4a Organisation of the Board of Directors (amendment to Article 24 para. 1)

Proposal of the "Ethos Group"
The "Ethos Group" proposes that the Chairman of the Board cannot simultaneously hold an executive function within the Executive Board.

If accepted, the new wording of Art. 24 para. 1 of the Articles of Association would read as follows (proposed changes in italics):

Current version	Version proposed by the "Ethos Group"
Art. 24 para. 1 The Board of Directors shall elect its Chairman and one or two Vice-Chairmen. It shall appoint a Secretary and his substitute, neither of whom need be members of the Board of Directors.	Art. 24 para. 1 The Board of Directors shall elect its Chairman and one or two Vice-Chairmen. It shall appoint a Secretary and his substitute, neither of whom need be members of the Board of Directors. *The Chairman cannot simultaneously hold an executive function within the executive management.*

Explanations of the "Ethos Group"
A Chairman of a Board of Directors who simultaneously holds executive functions cannot independently exercise the task of ultimate supervision of the persons entrusted with the management, as foreseen by the Swiss Code of Obligations. Therefore, it is necessary to separate these two functions.

Proposal and explanations of the Board of Directors

The Board of Directors recommends to REJECT the proposed amendment to Art. 24 para. 1 for the following reasons:

– The Swiss Code of Obligations allows a combination of the function of Chairman of the Board of Directors with an executive function. Similarly, the Swiss Code of Best Practice for corporate governance (hereinafter "SCBP"), which provides recommendations for listed companies, does not require a separation of these two functions. The SCBP recommends that if, for reasons specific to the company or because the circumstances relating to availability of senior management makes it appropriate, the Board of Directors decides the combination of the two functions, adequate control mechanisms should be provided for.

– Internationally, the combination of the function of Chairman of the Board of Directors with an executive function is quite common in many countries.

– The Board of Directors is of the opinion that the question of the combination of the function of Chairman of the Board of Directors with an executive function should not be dealt with in a dogmatic manner, but that a pragmatic and flexible approach to Board leadership is the most appropriate course of action. This allows the Board to take into account elements such as personal constellation, experience, familiarity with the Nestlé business and time availability. Any general restriction in the Articles of Association according to which the Chairman of the Board of Directors may not simultaneously hold any executive function would unduly constrain this flexibility to the disadvantage of Nestlé and its shareholders.

– Taking into consideration the importance of strategic continuity and long-term value creation, as well as the present composition of the Board of Directors and the Executive Board, the Board of Directors has unanimously concluded that in the present situation the best interests of the Company will be served by entrusting the function of Chairman and CEO to Mr. Peter Brabeck-Letmathe, member of the Board since 1997.

– In order to maintain the necessary checks and balances, the Board of Directors will elect two Vice-Chairmen of the Board. On the one hand, Mr. Andreas Koopmann will be the principal intermediary between the Board of Directors and the Chairman/CEO; he will chair those parts of the Board meetings in which the Chairman/CEO does not participate or must abstain from deliberations, and may also call Board meetings to be held without the participation of the Chairman/CEO. On the other hand, Mr. Rolf Hänggi will chair the Audit Committee and will ensure that the internal control function is fully exercised.

– The composition and the structure of the Board as well as these measures ensure that the Board is fully able to exercise its supervisory responsibility towards the shareholders.

4b Term of office and election of the Board of Directors
(amendment to Article 23 para.s 1 and 2)

Proposal of the "Ethos Group"
The "Ethos Group" proposes that the term of office of the members of the Board of Directors be reduced from 5 to 3 years and that the members of the Board of Directors be elected individually.

If accepted, the new wording of Art. 23 para.s 1 and 2 of the Articles of Association would read as follows (proposed changes in italics):

Current version	Version proposed by the "Ethos Group"
Art. 23 para. 1 The members of the Board of Directors shall be elected for five years. Each year the Board shall be renewed by rotation, to the extent possible in equal numbers and in such manner that, after a period of five years, all members will have been subject to re-election.	Art. 23 para. 1 The members of the Board of Directors shall be elected for *three* years. Each year the Board shall be renewed by rotation, to the extent possible in equal numbers and in such manner that, after a period of *three* years, all members will have been subject to re-election. *The members of the Board of Directors shall be elected individually.*
Art. 23 para. 2 In the event of an increase or a decrease in the number of Directors, the Board of Directors shall establish a new order of rotation. It follows that the term of office of some members may be less than five years.	Art. 23 para. 2 In the event of an increase or a decrease in the number of Directors, the Board of Directors shall establish a new order of rotation. It follows that the term of office of some members may be less than *three* years.

Explanations of the "Ethos Group"
The members of the Board of Directors must present themselves to the shareholders for election on a regular basis. This enables the shareholders to express their vote of confidence. Elections must be undertaken individually. The Swiss Code of Obligations proposes a term of office of three years for the members of a Board of Directors. At Nestlé, the present term of office of five years is too long and must be reduced to the length proposed by the statute.

Proposal and explanations of the Board of Directors

The Board of Directors recommends to REJECT the proposed amendment of Art. 23 para.s 1 and 2 for the following reasons:

Term of office of members of the Board
– The Swiss Code of Obligations proposes a term of office of three years for members of the Board only if the articles of association do not set another term. The articles of association may extend this term to up to six years.
– The term of office of the members of the Board of Directors must on the one hand be in the interest of the long term development of the Nestlé Group and ensure a certain continuity, but must on the other hand allow for a regular renewal of the Board of Directors.
– The Articles of Association of Nestlé S.A. provide for a term of office of five years. Taking into account the size and complexity of the Nestlé Group as well as the need for continuity, the Board is of the opinion that a term of office of five years ensures that Directors acquire greater knowledge and experience of the Company which contributes to greater efficiency and consistency in the discharge of their duties.

Individual election of members of the Board
Already today, members of the Board of Directors of Nestlé S.A. are elected on an individual basis; this is in line with general principles of corporate governance. In addition, the electronic voting system customarily used at General Meetings of Nestlé S.A. provides for individual election. Thus, there is no necessity to supplement the Articles of Association with a regulation concerning the mode of election.

4c Right of shareholders to complete the agenda (amendment to Article 20)

Proposal of the "Ethos Group"
The "Ethos Group" proposes that shareholders who represent shares with an aggregate nominal value of CHF 100,000 (instead of CHF 1,000,000 today) may demand that an item be included in the agenda of a General Meeting.

If accepted, the new wording of Art. 20 of the Articles of Associations' would read as follows (proposed changes in italics):

Current version	Version proposed by the "Ethos Group"
Art. 20	Art. 20
One or more shareholders whose combined holdings represent an aggregate nominal value of at least 1 million francs may demand that an item be included in the agenda of a General Meeting; such a demand must be made in writing to the Board of Directors at the latest 45 days before the meeting and shall specify the proposals made.	One or more shareholders whose combined holdings represent an aggregate nominal value of at least *100,000* francs may demand that an item be included in the agenda of a General Meeting; such a demand must be made in writing to the Board of Directors at the latest 45 days before the meeting and shall specify the proposals made.

Explanations of the "Ethos Group"
The addition of items to the agenda of the General Meeting is a fundamental shareholder right. The Swiss Code of Obligations requires the holding of shares with an aggregate nominal value of 1 million francs, unless the articles of association provide for a lower amount. In order to enable the minority shareholders to exercise this right as well, it is necessary to reduce the threshold required to demand the inclusion of an item in the agenda.

Proposal and explanations of the Board of Directors

The Board of Directors recommends that the proposed amendment to Art. 20 be REJECTED for the following reasons:

– The Swiss Code of Obligations and the Articles of Association of Nestlé S.A. provide that one or more shareholders whose combined holdings represent an aggregate nominal value of at least 1 million francs may demand that an item be included in the agenda of a General Meeting.
– This threshold corresponds to a participation of approx. 0.25% in the share capital of Nestlé S.A. Shareholders with voting rights holding 0.25% of the shares of Nestlé S.A. can therefore request that an item be put on the agenda of a General Meeting. This threshold is reasonable in proportion to the size of Nestlé S.A. and allows an efficient organisation of the General Meeting.
– In addition, every shareholder has the right to express his view on all the agenda items and to ask questions at a General Meeting, regardless of the number of shares held. It must also be highlighted that every shareholder can at any time bring any subject related to the Company's business to the attention of the Company.
– While it is true that several Swiss listed companies have reduced the threshold for requesting agenda items, they have generally done so in connection with a reduction of the nominal value of their shares.

5 **Election to the Board of Directors**
Proposal of the Board of Directors:
Election of Professor Günter Blobel (for a term of 4 years).

Explanations of the Board of Directors
At the General Meeting of April 14, 2005, the term as director of Mr. Rainer E. Gut will expire. Having reached the age limit set forth in the Board Regulations, he will not stand for a new term.

The Board of Directors recommends that the General Meeting elect the following candidate as a new director: Professor Günter Blobel, German, born in 1936, Medical Professor at the Rockefeller University, New York, Nobel Prize laureate in Physiology/Medicine in 1999 and member of the Nestlé Nutrition Council (NNC) since 2001. This candidature reflects the aim to assure that the Board of Directors of Nestlé S.A. benefits from the advice and experience of an internationally renowned scientist.

Note:
Should the shareholders of Nestlé S.A. approve the requested change to the Articles of Association set forth in agenda item 4b, contrary to the proposal of the Board of Directors, then Prof. Blobel would be elected for a term of office of 3 years only.

6 **Election of the auditors**
(annual accounts of Nestlé S.A. and consolidated accounts of the Nestlé Group)
Proposal of the Board of Directors:
Re-election of KPMG Klynveld Peat Marwick Goerdeler S.A., London and Zurich (for a term of 3 years)

Admission cards
Admission cards can be ordered at any time prior to noon on Thursday, April 7, 2005, at the latest, from the Share Transfer Office in Cham, Switzerland, by means of the enclosed reply form. The mailing of admission cards will start on Tuesday, March 29, 2005.
Only shareholders who are on record in the share register with voting rights on March 25, 2005, are entitled to exercise their voting rights.

Proxies
If you do not wish to attend the General Meeting in person, you can be represented by another shareholder registered with voting rights, by Nestlé S.A. or by the independent representative pursuant to Article 689c of the Swiss Code of Obligations, Mr. Jean-Ludovic Hartmann, attorney, Boulevard de Pérolles 7, CH-1701 Fribourg, Switzerland. The enclosed reply form can be used to grant a proxy as well as to give voting instructions to the independent representative. If the independent representative does not receive written voting instructions for some or all of the proposals, he will vote in favour of the Board of Directors' proposals. Nestlé S.A. will only represent shareholders if they want to approve the proposals of the Board of Directors. All proxies with different instructions will be passed on to the independent representative. Signed proxies which are left blank will be deemed to be a mandate to Nestlé S.A. to vote in favour of the Board of Directors' proposals. The reply form can be sent to the Share Transfer Office in Cham or directly to the independent representative by using the appropriate envelope.

You will find enclosed the summary of the Management Report 2004 which will give you a brief overview of the financial results of the business year of the Company and of the Nestlé Group as a whole. If you wish to have more detailed information on the financial results and an insight into our different areas of activity, we invite you to order the full Management Report 2004, which will be available from March 22, 2005. For this purpose, please tick the appropriate box on the attached reply form. Should you also wish to receive the Half-yearly Report January/June 2005, which will be published in August 2005, we invite you to tick the corresponding box on the same reply form. These documents will also be available on the Internet (www.nestle.com).

Please address all correspondence regarding the General Meeting to the Share Transfer Office of Nestlé S.A., P.O. Box 380, CH-6330 Cham, phone 041 785 20 20, fax 041 785 20 24.

Yours faithfully,

NESTLÉ S.A.
THE BOARD OF DIRECTORS